SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No.1)*



       Empresas ICA Sociedad Controladora, S.A. de C.V.(1) (the "Issuer")
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Ordinary Share of Common Stock ("Shares")
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  292448107(2)
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Manuel Abud Elias
                                   Palmas, 735
                                   Suite 1406
                            Mexico City 11000, Mexico
                                (5255) 5202-2088
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                January 9, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)
                                  (Page 1 of 31)



----------------------------
(1)  Translation of Issuer's Name: The ICA Corporation Holding Company.

(2) No CUSIP number exists for the underlying Shares, as the Shares are not traded in the United States. The CUSIP number 292448107 is only for the American Depositary Shares (the "ADSs") representing Shares.

---------------------------------
CUSIP No.  Not Applicable             13D
---------------------------------

     1   NAMES OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Bernardo Quintana Isaac

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                     (b) [ ]

     3   SEC USE ONLY

     4   SOURCE OF FUNDS*

         PF

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) [ ]

     6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Mexico

                        7       SOLE VOTING POWER
        NUMBER OF               108,857,550 Shares (See Item 5)
         SHARES
      BENEFICIALLY      8       SHARED VOTING POWER
        OWNED BY                57,599,650 Shares
     EACH REPORTING
         PERSON         9       SOLE DISPOSITIVE POWER
          WITH                  108,857,550 Shares (See Item 5)

                        10      SHARED DISPOSITIVE POWER
                                57,599,650 Shares

     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         166,457,200 Shares (See Item 5)

     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]

     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.9% Shares (See Item 5)

     14  TYPE OF REPORTING PERSON*

         IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------
CUSIP No.  Not Applicable             13D
---------------------------------

     1   NAMES OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Alexandra Kawage de Quintana

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                     (b) [ ]

     3   SEC USE ONLY

     4   SOURCE OF FUNDS*

         PF

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) [ ]

     6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Mexico

                        7       SOLE VOTING POWER
        NUMBER OF
         SHARES
      BENEFICIALLY      8       SHARED VOTING POWER
        OWNED BY                22,648,800 Shares (See Item 5)
     EACH REPORTING
         PERSON         9       SOLE DISPOSITIVE POWER
          WITH

                        10      SHARED DISPOSITIVE POWER
                                22,648,800 Shares (See Item 5)

     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         22,648,800 Shares (See Item 5)

     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.2% Shares (See Item 5)

     14  TYPE OF REPORTING PERSON*

         IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------
CUSIP No.  Not Applicable             13D
---------------------------------

     1   NAMES OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Ana Alehandra Quintana Kawage

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                     (b) [ ]

     3   SEC USE ONLY

     4   SOURCE OF FUNDS*

         PF

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) [ ]

     6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Mexico

                        7       SOLE VOTING POWER
        NUMBER OF
         SHARES
      BENEFICIALLY      8       SHARED VOTING POWER
        OWNED BY                5,280,800 Shares (See Item 5)
     EACH REPORTING
         PERSON         9       SOLE DISPOSITIVE POWER
          WITH

                        10      SHARED DISPOSITIVE POWER
                                5,280,800 Shares (See Item 5)

     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,280,800 Shares (See Item 5)

     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.3% Shares (See Item 5)

     14  TYPE OF REPORTING PERSON*

         IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------
CUSIP No.  Not Applicable             13D
---------------------------------

     1   NAMES OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Alonso Quintana Kawage

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                     (b) [ ]

     3   SEC USE ONLY

     4   SOURCE OF FUNDS*

         PF

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) [ ]

     6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Mexico

                        7       SOLE VOTING POWER
        NUMBER OF
         SHARES
      BENEFICIALLY      8       SHARED VOTING POWER
        OWNED BY                7,662,400 Shares (See Item 5)
     EACH REPORTING
         PERSON         9       SOLE DISPOSITIVE POWER
          WITH

                        10      SHARED DISPOSITIVE POWER
                                7,662,400 Shares (See Item 5)

     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,662,400 Shares (See Item 5)

     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]

     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.4% Shares (See Item 5)

     14  TYPE OF REPORTING PERSON*

         IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------
CUSIP No.  Not Applicable             13D
---------------------------------

     1   NAMES OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Diego Quintana Kawage

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                     (b) [ ]

     3   SEC USE ONLY

     4   SOURCE OF FUNDS*

         PF

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)

     6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Mexico

                        7       SOLE VOTING POWER
        NUMBER OF
         SHARES
      BENEFICIALLY      8       SHARED VOTING POWER
        OWNED BY                4,589,400 Shares (See Item 5)
     EACH REPORTING
         PERSON         9       SOLE DISPOSITIVE POWER
          WITH

                        10      SHARED DISPOSITIVE POWER
                                4,589,400 Shares (See Item 5)

     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,589,400 Shares (See Item 5)

     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]

     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.2% Shares (See Item 5)

     14  TYPE OF REPORTING PERSON*

         IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------
CUSIP No.  Not Applicable             13D
---------------------------------

     1   NAMES OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Andrea Quintana Kawage

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                     (b) [ ]

     3   SEC USE ONLY

     4   SOURCE OF FUNDS*

         PF

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)[ ]

     6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Mexico

                        7       SOLE VOTING POWER
        NUMBER OF
         SHARES
      BENEFICIALLY      8       SHARED VOTING POWER
        OWNED BY                4,827,400 Shares (See Item 5)
     EACH REPORTING
         PERSON         9       SOLE DISPOSITIVE POWER
          WITH

                        10      SHARED DISPOSITIVE POWER
                                4,827,400 Shares (See Item 5)

     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,827,400 Shares (See Item 5)

     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.3% Shares (See Item 5)

     14  TYPE OF REPORTING PERSON*

         IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------
CUSIP No.  Not Applicable             13D
---------------------------------

     1   NAMES OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Rodrigo A. Quintana Kawage

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                     (b) [ ]

     3   SEC USE ONLY

     4   SOURCE OF FUNDS*

         PF

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)[ ]

     6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Mexico

                        7       SOLE VOTING POWER
        NUMBER OF
         SHARES
      BENEFICIALLY      8       SHARED VOTING POWER
        OWNED BY                8,232,850 Shares (See Item 5)
     EACH REPORTING
         PERSON         9       SOLE DISPOSITIVE POWER
          WITH

                        10      SHARED DISPOSITIVE POWER
                                8,232,850 Shares (See Item 5)

     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,232,850 Shares (See Item 5)

     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.4% Shares (See Item 5)

     14  TYPE OF REPORTING PERSON*

         IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------
CUSIP No.  Not Applicable             13D
---------------------------------

     1   NAMES OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Martha Quintana de Zarak

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                     (b) [ ]

     3   SEC USE ONLY

     4   SOURCE OF FUNDS*

         PF

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)[ ]

     6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Mexico

                        7       SOLE VOTING POWER
        NUMBER OF
         SHARES
      BENEFICIALLY      8       SHARED VOTING POWER
        OWNED BY                900,000 Shares (See Item 5)
     EACH REPORTING
         PERSON         9       SOLE DISPOSITIVE POWER
          WITH

                        10      SHARED DISPOSITIVE POWER
                                900,000 Shares (See Item 5)

     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         900,000 Shares (See Item 5)

     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.1% Shares (See Item 5)

     14  TYPE OF REPORTING PERSON*

         IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------
CUSIP No.  Not Applicable             13D
---------------------------------

     1   NAMES OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Claudia Quintana de Tinajero

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                     (b) [ ]

     3   SEC USE ONLY

     4   SOURCE OF FUNDS*

         PF

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)[ ]

     6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Mexico

                        7       SOLE VOTING POWER
        NUMBER OF
         SHARES
      BENEFICIALLY      8       SHARED VOTING POWER
        OWNED BY                1,650,000 Shares (See Item 5)
     EACH REPORTING
         PERSON         9       SOLE DISPOSITIVE POWER
          WITH

                        10      SHARED DISPOSITIVE POWER
                                1,650,000 Shares (See Item 5)

     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,650,000 Shares (See Item 5)

     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.1% Shares (See Item 5)

     14  TYPE OF REPORTING PERSON*

         IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------
CUSIP No.  Not Applicable             13D
---------------------------------

     1   NAMES OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Cecila Quintana de Orvananos

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                     (b) [ ]

     3   SEC USE ONLY

     4   SOURCE OF FUNDS*

         PF

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)[ ]

     6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Mexico

                        7       SOLE VOTING POWER
        NUMBER OF
         SHARES
      BENEFICIALLY      8       SHARED VOTING POWER
        OWNED BY                1,290,000 Shares (See Item 5)
     EACH REPORTING
         PERSON         9       SOLE DISPOSITIVE POWER
          WITH

                        10      SHARED DISPOSITIVE POWER
                                1,290,000 Shares (See Item 5)

     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,290,000 Shares (See Item 5)

     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.1% Shares (See Item 5)

     14  TYPE OF REPORTING PERSON*

         IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------
CUSIP No.  Not Applicable             13D
---------------------------------

     1   NAMES OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Luis Quintana Isaac

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                     (b) [ ]

     3   SEC USE ONLY

     4   SOURCE OF FUNDS*

         PF

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)[ ]

     6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Mexico

                        7       SOLE VOTING POWER
        NUMBER OF
         SHARES
      BENEFICIALLY      8       SHARED VOTING POWER
        OWNED BY                518,000 Shares (See Item 5)
     EACH REPORTING
         PERSON         9       SOLE DISPOSITIVE POWER
          WITH

                        10      SHARED DISPOSITIVE POWER
                                518,000 Shares (See Item 5)

     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         518,000 Shares (See Item 5)

     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.03% Shares (See Item 5)

     14  TYPE OF REPORTING PERSON*

         IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 1 (the "Amendment") amends the Schedule 13D filed with the Securities and Exchange Commission on December 12, 2003 (the "Schedule 13D") by Bernardo Quintana Isaac with respect to the Ordinary Shares of Common Stock ("Shares") of Empresas ICA Sociedad Controladora, S.A. de C.V. (the "Issuer"). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D.

Item 2.  Identity and Background.

         Each of Bernardo Quintana Isaac, Alexandra Quintana de Kawage, Ana Alejandra Quintana Kawage, Alsonso Quintana Kawage, Diego Quintana Kawage, Andrea Quintana Kawage, Rodrigo A. Quintana Kawage, Martha Quintana de Zarak, Claudia Quintana de Tinajero, Cecilica Quintana de Orvananos and Luis Quintana Isaac (each a "Reporting Person" and collectively, the "Quintana Family") is filing this Statement pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. Bernardo Quintana Isaac is the President of the Issuer's Board of Directors and the Chief Executive Officer of the Issuer. Alonso Quintana Kawage and Diego Quintana Kawage are sons of Bernardo Quintana Isaac and employees of the Issuer.

         Shares beneficially owned by each of Alexandra Quintana de Kawage, Ana Alejandra Quintana Kawage, Alsonso Quintana Kawage, Diego Quintana Kawage, Andrea Quintana Kawage, Rodrigo A. Quintana Kawage, Martha Quintana de Zarak, Claudia Quintana de Tinajero, Cecilica Quintana de Orvananos and Luis Quintana Isaac were inadvertently reported as being beneficially owned by Bernardo Quintana Issac in the Schedule 13D filed on December 12, 2003.

         The name, address, occupation and citizenship of each member of the Quintana Family is set forth in Schedule I attached hereto. None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         In December 2003, Bernardo Quintana Isaac, Martha Quintana de Zarak, Claudia Quintana de Tinajero and Cecilica Quintana de Orvananos exercised their preemptive rights by subscribing for new Shares in the Rights Offering (as described and defined in Item 4 below). The aggregate amount of funds utilized by Bernardo Quintana Isaac, Martha Quintana de Zarak, Claudia Quintana de Tinajero and Cecilica Quintana de Orvananos to subscribe for new Shares in the Rights Offering was U.S.$14,019,820 (Ps.155,620,000 converted to dollars at an exchange rate of Ps.11.1000 per U.S. dollar, the noon buying rate for Mexican pesos on February 10, 2004 as published by the Federal Reserve Bank of New
York). Bernardo Quintana Isaac, Martha Quintana de Zarak, Claudia Quintana de Tinajero and Cecilica Quintana de Orvananos used personal funds to subscribe for the new Shares.

Item 4.  Purpose of Transaction.

         As described in Item 4 of the Schedule 13D filed on December 12, 2003, the Issuer's Board of Directors resolved to call a shareholders' meeting to consider approval of an increase in the capital of the Issuer through a rights offering (the "Rights Offering") to shareholders at a subscription price of Ps.2.00 per Share (the "Subscription Price"). The Rights Offering was approved at a shareholders' meeting held on November 17, 2003. Pursuant to the Rights Offering, each shareholder of the Issuer was entitled to subscribe for two Shares, at the Subscription Price per Share, for each Share it held. The Rights Offering commenced on November 25, 2003, and on December 5, 2003, Bernardo Quintana Isaac, Martha Quintana de Zarak, Claudia Quintana de Tinajero and Cecilica Quintana de Orvananos exercised their preemptive rights by subscribing for an aggregate of 77,810,000 new Shares at the Subscription Price per Share. Of the 77,810,000 new Shares subscribed, Bernardo Quintana Isaac subscribed for 75,000,000 Shares, Martha Quintana de Zarak subscribed for 600,000 Shares, Claudia Quintana de Tinajero subscribed for 1,350,000 Shares and Cecilica Quintana de Orvananos subscribed for 860,000 Shares. The Issuer's capital increase concluded on January 9, 2004. As a result of the capital increase the Issuer had 1,864,684,299 Shares outstanding as of January 9, 2004.

         Subsequent to the consummation of the capital increase, Bernardo Quintana Isaac transferred an aggregate of 49,900,000 Shares to other members of the Quintana Family, as follows: 21,000,000 Shares to Alexandra Kawage de Quintana; 5,000,000 Shares to Ana Alejandra Quintana Kawage; 7,500,000 Shares to Alonso Quintana Kawage; 4,400,000 Shares to Diego Quintana Kawage; 4,500,000 Shares to Andrea Quintana Kawage and 7,500,000 Shares to Rodrigo A. Quintana Kawage. All of these transfers were made without the payment of any consideration.

         Except as disclosed in this Item 4, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule. The Reporting Persons may in the future acquire additional Shares or other securities of the Issuer from the Issuer, in the open market, in privately-negotiated purchases or otherwise and may also, depending on then-current circumstances, dispose of all or a portion of the Shares owned by the Reporting Persons in one or more transactions and may consider and explore one or more corporate transactions involving the Issuer. The Reporting Persons reserve the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule, to the extent deemed advisable by the Reporting Persons.

Item 5.  Interest in Securities of the Issuer.

         (a) After giving effect to the subscription of Shares in the Rights Offering and the subsequent transfer of Shares described in Item 4, the Reporting Persons have the following direct interests in Shares:

                                                     Shares(1)
                                        --------------------------------
                                         Number(2)             % of Class
                                        ----------             ----------
Bernardo Quintana Isaac(2)..........     166,457,200               8.9%
Alexandra Quintana de Kawage........      22,648,800               1.2
Ana Alejandra Quintana Kawage.......       5,288,800               0.3
Alsonso Quintana Kawage(3)..........       7,662,400               0.4
Diego Quintana Kawage(4)............       4,589,400               0.2
Andrea Quintana Kawage..............       4,827,400               0.3
Rodrigo A. Quintana Kawage..........       8,232,850               0.4
Martha Quintana de Zarak............         900,000               0.1
Claudia Quintana de Tinajero........       1,650,000               0.1
Cecilica Quintana de Orvananos......       1,290,000               0.1
Luis Quintana Isaac.................         518,000              0.03


     (1)  Based upon 1,864,684,299 Shares outstanding as of January 9, 2004.

     (2) Excludes 8,720,147 Shares beneficially owned by Bernardo Quintana Isaac through a trust (the "Management Trust") holding shares for the benefit of management of the Issuer. These 8,720,147 Shares were inadvertently included in Bernardo Quintana Isaac's beneficial ownership of Shares as reported in the Schedule 13D filed on December 12, 2003. The voting and disposition of shares held in the Management Trust is directed by an 8 person technical committee composed of members of the Issuer's board of directors, which includes Bernardo Quintana Isaac.

     (3) Excludes 2,781 Shares beneficially owned by Alonso Quintana Kawage through the Management Trust.

     (4) Excludes 2,492 Shares beneficially owned by Diego Quintana Kawage through the Management Trust.

         (c) All transactions in Shares effected by the Reporting Persons during the past 60 days, excluding transactions previously reported on the Schedule 13D, are listed in Schedule II hereto.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Other than in respect to Shares owned through the Management Trust, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to Shares.

Item 7.  Material to be Filed as Exhibits

         Exhibit No.               Description
         -----------               -----------

         1                         Powers of Attorney

         2                         Joint Filing Agreement

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

-----------------------------------------
Bernardo Quintana Isaac                     By: /s/ Manuel Abud Elias
                                            -------------------------
                                                Manuel Abud Elias
-----------------------------------------       Attorney-in-Fact
Alexandra Kawage de Quintana                    February 11, 2004

-----------------------------------------
Ana Alejandra Quintana Kawage

-----------------------------------------
Alonso Quintana Kawage

-----------------------------------------
Diego Quintana Kawage

-----------------------------------------
Andrea Quintana Kawage

-----------------------------------------
Rodrigo A. Quintana Kawage

-----------------------------------------
Martha Quintana de Zarak

-----------------------------------------
Claudia Quintana de Tinajero

-----------------------------------------
Cecilia Quintana de Orvananos

-----------------------------------------
Luis Quintana Isaac

                                   SCHEDULE I

           All of the individuals listed below are citizens of Mexico.

                               THE QUINTANA FAMILY

      Avenida de las Palmas No. 735-1406, Col. Lomas de Chapultepec, 11000
                              Mexico City, Mexico


Name                                               Principal Occupation
----                                               --------------------

Bernardo Quintana Isaac                            President of the Issuer's
                                                     Board of Directors and the
                                                     Issuer's Chief Executive
                                                     Officer
Alexandra Kawage de Quintana                       Private Investor
Ana Alejandra Quintana Kawage                      Private Investor
Alonso Quintana Kawage                             Financial Director of Grupo
                                                     ICA S.A. de C.V.
Diego Quintana Kawage                              Financial Director of ICA
                                                     Vivienda S.A. de C.V.
Andrea Quintana Kawage                             Private Investor
Rodrigo A. Quintana Kawage                         Private Investor
Martha Quintana de Zarak                           Private Investor
Claudia Quintana de Tinajero                       Private Investor
Cecilia Quintana de Orvananos                      Private Investor
Luis Quintana Isaac                                Private Investor

                                   SCHEDULE II

         During the past 60 days, the Reporting Person effected the following transactions in Shares on Mexican Stock Exchange.(3)

                               Type of                       Number of Price Per
 Reporting Person            Transaction     Trade Date       Shares     Share
 ----------------            -----------     ----------       ------     -----
Bernardo Quintana Isaac        Purchase   December 5, 2003  75,000,000  Ps.2.00
Martha Quintana de Zarak       Purchase   December 5, 2003    600,000   Ps.2.00
Claudia Quintana de Tinajero   Purchase   December 5, 2003  1,350,000   Ps.2.00
Cecilia Quintana de Orvananos  Purchase   December 5, 2003    860,000   Ps.2.00


         On January 13, 2004, Bernardo Quintana Isaac made the following transfers to members of the Quintana Family:

                                             Type of         Number of Price Per
 Recipient of Shares          Transaction  Transfer Date      Shares     Share
 -------------------          -----------  -------------      ------     -----
Alexandra Quintana de Kawage  Gift         January 13, 2004  21,000,000   Ps.0
Ana Alejandra Quintana Kawage Gift         January 13, 2004   5,000,000   Ps.0
Alonso Quintana Kawage        Gift         January 13, 2004   7,500,000   Ps.0
Diego Quintana Kawage         Gift         January 13, 2004   4,400,000   Ps.0
Andrea Quintana Kawage        Gift         January 13, 2004   4,500,000   Ps.0
Rodrigo A. Quintana Kawage    Gift         January 13, 2004   7,500,000   Ps.0


----------------------------
3 Excludes any transactions effected by the Management Trust.